Exhibit 99.1

FOR IMMEDIATE RELEASE

SILICOM UPGRADED TO NASDAQ GLOBAL SELECT MARKET

KFAR SAVA, Israel— January 2, 2014, - Silicom Ltd. (NASDAQ and TASE: SILC) today announced that its stock has been upgraded to trade on the NASDAQ Global Select Market, effective today. The NASDAQ Global Select Market is designated for public companies that meet the highest listing standards, with qualification measures including market value, liquidity and earnings.

“We are very proud to become a member of this top tier market,” said Shaike Orbach, Silicom’s President and CEO. “Our upgrade to the NASDAQ Global Select Market is a validation of the strong positive momentum of our business and the significant growth opportunities in front of us. In addition, it recognizes our strict adherence to corporate governance standards.”

The Company's stock, which was previously listed on the NASDAQ Global Market, will continue to trade under the SILC ticker symbol.

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About Silicom

Silicom Ltd. is an industry-leading provider of high-performance networking and data infrastructure solutions. Designed primarily to increase data center efficiency, Silicom’s solutions dramatically improve the throughput and availability of networking appliances and other server-based systems.

Silicom’s products are used by a large and growing base of OEM customers, many of whom are market leaders, as performance-boosting solutions for their offerings in the Application Delivery, WAN Optimization, Security and other mission-critical segments within the fast-growing virtualization, cloud computing and big data markets. Silicom’s product portfolio includes multi-port 1/10 Gigabit Ethernet server adapters, Intelligent Bypass solutions, Encryption accelerators and a variety of innovative Smart adapters. These products are available for incorporation directly into our OEM customers' systems, or provided as part of Silicom’s patented SETAC (Server To Appliance Converter), a unique approach to the provision of high quality standard platforms with modular front connectivity.

For more information, please visit: www.silicom.co.il.

Statements in this press release which are not historical data are forward-looking statements which involve known and unknown risks, uncertainties, or other factors not under the Company's control, which may cause actual results, performance, or achievements of the Company to be materially different from the results, performance, or other expectations implied by these forward-looking statements. These factors include, but are not limited to, those detailed in the Company's periodic filings with the Securities and Exchange Commission. The Company disclaims any duty to update such statements.

Company Contact: Eran Gilad, CFO Silicom Ltd. Tel: +972-9-764-4555 E-mail: erang@silicom.co.il	Investor relations contact: Kenny Green / Ehud Helft CCG Israel Investor Relations Tel: +1 646 201 9246 E-mail : silicom@ccgisrael.com